PRICEWATERHOUSECOOPERS                               PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                                                     New York, NY 10036
                                                     Telephone: (212) 596-8000
                                                     Facsimile: (212) 596-8910

February 22, 2000

Securities and Exchange Commission
73 Tremont Street -- Suite 600
Boston, MA 02108

Dear Sirs:

In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed are our reports covering our examinations of the securities of the Bankers Trust Company's U.S. Bond Index, Liquid Assets, Small Cap, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Intermediate Tax Free, Capital Appreciation, Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, Global High Yield Securities, EAFE Equity Index, International Equity, Equity 500 Index Fund (Insurance Trust), Small Cap Index Fund (Insurance Trust), BT Preservation Plus (wrapped), BT Preservation Plus (unwrapped), BT Preservation Plus Income Fund (wrapped), EAFE Equity Index Fund (Insurance Trust), Institutional Treasury Asset Fund, International Small Company Equity, Global Emerging Markets Equity, Quantitative Equity Fund and Equity Appreciation Fund at the close of business on May 28, 1999.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
------------------------------
    PricewaterhouseCoopers LLP



KJB:mlr
Enclosures

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of:
U.S. Bond Index Portfolio
Liquid Assets Portfolio
Small Cap Portfolio
Cash Management Portfolio
Treasury Money Portfolio
Tax Free Money Portfolio
NY Tax Free Money Portfolio
Equity 500 Index Portfolio
Intermediate Tax Free Portfolio
Capital Appreciation Portfolio
Institutional Daily Assets Fund
Asset Management Portfolio
Asset Management II Portfolio
Asset Management III Portfolio
Small Cap Index Portfolio
Latin American Equity Portfolio
Pacific Basin Equity Portfolio
EAFE Equity Index Portfolio
International Equity Portfolio
Equity 500 Index Fund (Insurance Trust)
Small Cap Index Fund (Insurance Trust)
BT Preservation Plus Portfolio (wrapped)
BT Preservation Plus Portfolio (unwrapped)
BT Preservation Plus Income Fund (wrapped)
EAFE Equity Index Fund (Insurance Trust)
Institutional Treasury Asset Fund
International Small Company Equity Portfolio
Global Emerging Markets Equity Portfolio
Quantitative Equity Fund
Equity Appreciation Fund



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about U.S. Bond Index, Liquid Assets, Small Cap, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Intermediate Tax Free, Capital Appreciation, Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, EAFE Equity Index, International Equity, Equity 500 Index Fund (Insurance Trust), Small Cap Index Fund (Insurance Trust), BT Preservation Plus (wrapped), BT Preservation Plus (unwrapped), BT Preservation Plus Income Fund (wrapped), EAFE Equity Index Fund (Insurance Trust), Institutional Treasury Asset Fund, International Small Company Equity,

Global Emerging Markets Equity, Quantitative Equity Fund and Equity Appreciation Fund (collectively the "Portfolios") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 28, 1999. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 28, 1999 and with respect to agreement of security purchases and sales, for the period from February 26, 1999 (the date of our last examination) through May 28, 1999:

- Count and inspection of all securities located in the vault of Bankers Trust in New York;

- Confirmation of all securities held by institutions in book entry form-The Federal Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

- Confirmed all securities record-kept at banks with whom the Custodian and the Portfolios have contracted to provide sub-custodian services without prior notice to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of Greece, Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

- Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Portfolios to broker confirms

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 28, 1999 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purpose.





                                                  /s/ PricewaterhouseCoopers LLP

New York, New York
February 17, 2000

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Deutsche Asset Management, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 28, 1999, and from February 26, 1999 through May 28, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 28, 1999, and from February 26, 1999 through May 28, 1999, with respect to securities reflected in the investment account of the Company.



Deutsche Asset Management.


Institutional Daily Assets Fund
U.S. Bond Index
International Equity
Small Cap Index
Liquid Assets
Latin American Equity
Equity Appreciation Fund
Small Cap Portfolio
Pacific Basin Equity
Equity 500 Index
Intermediate Tax Free
Tax Free Money
Cash Management
Treasury Money
Quantitative Equity Fund
Capital Appreciation
NY Tax Free Money
Asset Management
Institutional Treasury Assets Fund
BT PreservationPlus - Unwrapped
Asset Management II
International Small Company Equity
BT PreservationPlus - Wrapped
Asset Management III
EAFE Equity Index
BT PreservationPlus Income Fund - Wrapped
EAFE Equity Index Fund (Insurance Funds)
Equity 500 Index (Insurance Trust Funds)
Small Cap Index Fund (Insurance Trust Funds)






By:  /s/ Amy Olmert
     -----------------------------------
     Amy Olmert
     Vice President of Administration

     2/17/00
     -----------------------------------
     Date

--------------------------------------------------------------------------------

                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 370.17f-2)

--------------------------------------------------------------------------------
1. Investment Company Act File Number               Date examination
   BT Investment Funds             811-4760                completed:
   BT Institutional Funds          811-6071                May 28, 1999
   BT Pyramid Mutual Funds         811-6576
   BT Advisor Funds                811-7347

--------------------------------------------------------------------------------
2. State Identification Numbers
   BT Advisor Funds

AL          AK            AZ            AR          CA             CO
--------------------------------------------------------------------------------
CT          DE            DC            FL          GA             HI
--------------------------------------------------------------------------------
ID          IL            IN            IA          KS             KY
--------------------------------------------------------------------------------
LA          ME            MD            MA          MI             MN
--------------------------------------------------------------------------------
MS          MO            MT            NE          NV             NH
--------------------------------------------------------------------------------
NJ          NM            NY            NC          ND             OH
--------------------------------------------------------------------------------
OK          OR            PA            RI          SC             SD
--------------------------------------------------------------------------------
TN          TX            UT            VT          VA             WA
--------------------------------------------------------------------------------
WV          WI            WY            PUERTO RICO
--------------------------------------------------------------------------------

3. Exact name of investment company as specified in registrations statement

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code) 1 South Street, Baltimore, Maryland 21202-3220

--------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.         All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal offices in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT